Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

PETRON ENERGY II, INC. [E0203322011-0]

2. The articles have been amended as follows: (provide article numbers, if available)

Article 3, "Authorized Stock" and Article IV., are hereby amended as follows: (see attached)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 51%

4. Effective date of filing: (optional)                                                                                                5/29/14

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

(continued)

“3. Authorized Stock: (number of shares corporation is authorized to issue):

Number of shares with par value: 25,010,000,000

Par value per share of Common Stock: $0.0001

Par value per share of Preferred Stock: $0.001

Number of shares without par value: 0”

“ARTICLE IV.

The total number of shares of stock that the Corporation shall have authority to issue is 25,010,000,000, consisting of 25,000,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), and 10,000,000 shares of preferred stock par value $0.001 per share (“Preferred Stock”).

Shares of Preferred Stock of the Corporation may be issued from time to time in one or more series, each of which shall have such distinctive designation or title as shall be determined by the Board of Directors of the Corporation (“Board of Directors”) prior to the issuance of any shares thereof.  Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof.  The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of the capital stock of the corporation entitled to vote generally in the election of the directors (the “Voting Stock”), voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

The amendments described herein shall have no effect whatsoever on any of the Corporation’s previously designated series of preferred stock, including the preferences, limitations and rights associated therewith, which series of preferred stock shall remain in full force and effect following the effectiveness of the amendments described above and it shall be treated for all purposes as though such Certificates of Designation are incorporated by reference herein and restated herein in their entirety.